FILE No. 044877.107865

February 24, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attn: Daniel Morris and Erin Jaskot

Washington, D.C. 20549

RE:     Orbital Energy Group, Inc.

Registration Statement on Form S-3

Filed February 3, 2021

File No. 333-252682

Dear Mr. Morris and Ms. Jaskot:

We are submitting this letter on behalf of Orbital Energy Group, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on February 17, 2021 relating to the Company’s Registration Statement on Form S-3, File No. 333-252682 filed with the Commission on February 3, 2021 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. We have also enclosed a copy of marked pages to Amendment No. 1, which show changes from the Registration Statement as originally filed. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in italics.

Comment:

General

1.

We note recent volatility in the price of your common shares listed on the Nasdaq Capital Market. Please revise your registration statement to provide specific, tailored disclosure about volatility in your trading price and market events and conditions, including your particular situation and the potential impact on investors. Refer to the guidance in the Division of Corporation Finance’s Sample Letter to Companies Regarding Securities Offerings During Times of Extreme Price Volatility, which is available on the Commission’s website. If you believe that certain comments are not relevant given the particular circumstances of your business, please explain.

Response:

We reviewed the guidance in the Division of Corporation Finance’s Sample Letter to Companies Regarding Securities Offerings During Times of Extreme Price Volatility and responses to those comments are below.

Sample Comments:

Prospectus Cover Page

1.	Describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances.

Response: In response to the Staff’s comment, the Company has included a volatility related disclosure on the Prospectus Cover Page of Amendment No. 1.

2.

Add, for comparison purposes, disclosure of the market price of your common stock prior to the recent price volatility in your stock.  For example, disclose the price at which your stock was trading XX days prior to your filing.

Response: In response to the Staff’s comment, the Company has included various price disclosures on the Prospectus Cover Page of Amendment No. 1.

3.

Describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price.  If no such change to your financial condition or results of operations exists, disclose that fact.

Response: In response to the Staff’s comment, the Company has included volatility related disclosures on the Prospectus Cover Page of Amendment No. 1.

Risk Factors

4.

Include a risk factor addressing the recent extreme volatility in your stock price.  Your disclosure should include intra-day stock price range information and should cover a period of time sufficient to demonstrate the recent price volatility and should address the impact on investors.  Your disclosure should also address the potential for rapid and substantial decreases in your stock price, including decreases unrelated to your operating performance or prospects.  To the extent recent increases in your stock price are significantly inconsistent with improvements in actual or expected operating performance, financial condition or other indicators of value, discuss the inconsistencies and where relevant quantify them.  If you lack information to do so, explain why.

Response: In response to the Staff’s comment, the Company has included an additional disclosure on page 9 of Amendment No. 1.

5.

Include a risk factor addressing the effects of a potential “short squeeze” due to a sudden increase in demand for your stock.  Among other things, your disclosure should describe what typically happens following a short squeeze and address the impact on investors that purchase shares during this time.

Response: In response to the Staff’s comment, the Company has included an additional disclosure on page 10 of Amendment No. 1.

6.

We note the significant number of shares you are offering relative to the number currently outstanding.  Include a risk factor that addresses the impact that the offering could have on your stock price and on investors.

Response: In response to the Staff’s comment, the Company has included an additional disclosure on page 10 of Amendment No. 1.

7.

To the extent you expect to conduct additional offerings in the future to fund your operations or provide liquidity, include a risk factor that addresses the dilutive impact of those offerings on investors that purchase shares in this offering at a significantly higher price.

Response: In response to the Staff’s comment, the Company has included an additional disclosure on page 10 of Amendment No. 1.

Use of Proceeds

8.

We note that you are seeking to raise up to $XX in this offering but the number of shares you may sell is limited to XX shares.  We also note that unless your sales price exceeds $XX per share (which significantly exceeds your historical average price per share) you will not be able to raise the maximum offering amount.  Disclose that information and, to the extent applicable, include a discussion of your priorities for the proceeds received in this offering in the event you raise less than the maximum aggregate offering amount.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 11 of Amendment No. 1.

We hope that the above response and described actions will be acceptable. Please contact me directly at Mikec@jpfirm.com, (727) 439-6246 (mobile), if you need any further information or with questions.

Very truly yours

                                   By:      /s/  Michael T. Cronin

Michael T. Cronin

MTC/ej/681640v2

As filed with the Securities and Exchange Commission on February ~~3~~24, 2021

Registration No. 333-252682

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

Amendment No. 1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Orbital Energy Group, Inc.

(Exact name of registrant as specified in its Charter)

Colorado	84-1463284
(State or jurisdiction	(I.R.S. Employer
of incorporation or	Identification No.)
organization)

1924 Aldine Western

Houston, Texas 77038

(832) 467-1420

(Address and Telephone Number of Principal

Executive Offices)

James F. O’Neil, Chief Executive Officer

Orbital Energy Group, Inc.

1924 Aldine Western

Houston, Texas 77038.

(832) 467-1420

(Name, Address and Telephone Number of Agent for Service)

Copies of all communications to:

Michael T. Cronin, Esq.

Johnson, Pope, Bokor, Ruppel & Burns, LLP

911 Chestnut Street,

Clearwater, Florida 33756

Telephone: (727) 461-1818

Facsimile: (727) 462-0365

(Issuer's Counsel)

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☒

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Exchange Act. ☐

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated February ~~3~~24, 2021

$150,000,000

Common Stock

Preferred Stock

Debt Securities

Warrants

Rights

Units

INVESTING IN OUR SECURITIES INVOLVES RISKS, INCLUDING BUT NOT LIMITED TO THE VOLATILITY OF OUR STOCK PRICE. YOU SHOULD REVIEW CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED UNDER THE HEADING "RISK FACTORS" ON PAGE 9 AND CONTAINED IN THE APPLICABLE PROSPECTUS SUPPLEMENT, ANY RELATED FREE WRITING PROSPECTUS AND OUR FILINGS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

From time to time, we may offer and sell our common stock, preferred stock, debt securities, warrants, rights to purchase such securities, either individually or in units, with an aggregate offering price of up to $150,000,000 in one or more offerings, in amounts, at prices and on terms determined at the time of any such offering.

Our common stock is listed on the Nasdaq Capital Market under the symbol "OEG." As of February 1, 2021, the aggregate market value of our outstanding common stock was approximately $388,640,263 million based on 46,266,698 shares of outstanding stock, of which 44,781,508 shares are held by non-affiliates. On February 1, 2021, the last reported sale price for our common stock on the NASDAQ Capital Market was $8.40 per share. During calendar year 2020, our common stock traded at a low of $0.49 and a high of $2.47. From the beginning of 2021 through February 19, 2021, our common stock traded at a low of $2.08 and a high of $9.86. We do not believe that this volatility corresponds to any recent change in our financial condition. However, such factors as: (1) our move into the renewable energy space (specifically solar); (2) the increased market interest in alternative energy stocks; (3) our recent press release outlining our commitment to bringing greater diversity and opportunities for underrepresented minority groups in the energy industry; and, (4) the changes in Washington DC with the new administration and its emphasis on renewable energy, as well as conditions in the financial markets generally, may have caused or contributed to this volatility. The stock market in general, and the market for energy related companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.

We will provide specific terms of these securities in supplements to this prospectus. The applicable prospectus supplements will also describe the specific way we will offer the securities and may also supplement, update or amend information contained in this document. You should read this prospectus and any supplement carefully before you purchase any of our securities. The prospectus supplement will also contain information, where applicable, as to any other listing on the Nasdaq Capital Market or any securities market or other exchange of the securities, if any, covered by the prospectus supplement.

THIS PROSPECTUS MAY NOT BE USED TO OFFER AND SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

We may offer the securities in amounts, at prices and on terms determined at the time of offering. We may sell the securities directly to you, through agents we select or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement. The price to the public of such securities and the net proceeds we may expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February ~~3~~24, 2021.

Contents

ABOUT THIS PROSPECTUS	7
WHO WE ARE	7
RISK FACTORS	9
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS	1011
USE OF PROCEEDS	~~10~~11
DESCRIPTION OF CAPITAL STOCK	~~11~~12
DESCRIPTION OF DEBT SECURITIES	~~16~~17
DESCRIPTION OF WARRANTS	~~23~~24
DESCRIPTION OF RIGHTS	~~25~~26
DESCRIPTION OF UNITS	~~26~~27
LEGAL OWNERSHIP OF SECURITIES	~~27~~28
PLAN OF DISTRIBUTION	~~30~~31
INTERESTS OF NAMED EXPERTS AND COUNSEL	~~33~~34
WHERE YOU CAN FIND ADDITIONAL INFORMATION	~~33~~34
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	~~34~~35
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION	~~35~~36

RISK FACTORS

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties described under the heading “Risk Factors” contained in an applicable prospectus supplement and discussed under the section entitled “Risk Factors” contained in our most recent Annual Report on Form 10-K, our Prospectus Supplement to Prospectus dated September 2, 2020 and in our most recent Quarterly Report on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the Commission. These filings are incorporated by reference into this prospectus in their entirety, together with other information in this prospectus, documents incorporated by reference. The risks described in these documents are not the only ones we face, but those that we consider to be material. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occur, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment. Please also read carefully the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

~~9~~

The following additional risks could affect an investment in the securities we may offer pursuant to this prospectus.

The trading price of our common stock may continue to be volatile.

Our common stock trades on the Nasdaq Capital Market. There can be no assurance, however, that the trading market for our common stock will be robust. A limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market for our common stock. The trading price of our common stock has been volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control. During calendar year 2020, our common stock traded at a low of $0.49 and a high of $2.47. From the beginning of 2021 through February 19, 2021, our common stock traded at a low of $2.08 and a high of $9.86.

We do not believe that this volatility corresponds to any recent change in our financial condition. However, such factors as: (1) our move into the renewable energy space (specifically solar); (2) the increased market interest in alternative energy stocks; (3) our recent press release outlining our commitment to bringing greater diversity and opportunities for underrepresented minority groups in the energy industry; and, (4) the changes in Washington DC with the new administration and its emphasis on renewable energy, as well as conditions in the financial markets generally, may have caused or contributed to this volatility.

The stock market in general, and the market for energy companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Public perception and other factors outside of our control may additionally impact the stock price of companies like us that garner a disproportionate degree of public attention, regardless of actual operating performance.

As a result of this volatility, our securities could experience rapid and substantial decreases in price, and you may be able to sell securities you purchase under this prospectus only at a substantial loss to the initial offering price.

Some, but not all, of the factors that may cause the market price of our common stock to fluctuate include:

● fluctuations in our quarterly or annual financial results or the quarterly or annual financial results of companies perceived to be similar to us or relevant for our business;

● changes in estimates of our financial results or recommendations by securities analysts;

● failure of our services, products, and technologies to achieve or maintain market acceptance;

● changes in market valuations of similar or relevant companies;

● success of competitive service offerings or technologies;

● changes in our capital structure, such as the issuance of securities or the incurrence of debt;

● announcements by us or by our competitors of significant services, contracts, acquisitions or strategic alliances;

9

● regulatory developments in the United States, foreign countries, or both;

● litigation;

● additions or departures of key personnel;

● investors’ general perceptions; and

● changes in general economic, industry or market conditions.

In addition, if the market for energy stocks, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition, or results of operations. Further, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

A possible “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to additional price volatility.

Historically there has not been a large short position in our common stock. However, in the future investors may purchase shares of our common stock to hedge existing exposure or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent an aggregate short exposure in our common stock becomes significant, investors with short exposure may have to pay a premium to purchase shares for delivery to share lenders at times if and when the price of our common stock increases significantly, particularly over a short period of time. Those purchases may in turn, dramatically increase the price of our common stock. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our common stock that are not directly correlated to our business prospects, financial performance or other traditional measures of value for the Company or its common stock.

The number of shares of common stock we may offer (or underlying other securities we may offer) hereunder is significant relative to the number of shares currently outstanding, and if we offer and sell a significant number of such securities, it could result in a decline in the price of our securities.

At the price of our common stock as of the date of this prospectus, the $150 million of securities we may offer under this prospectus, in common stock or equivalents, if offered and sold in its entirety, would represent 36% of the number of shares of common stock we currently have outstanding. If we sell a large number of such securities at one time or over a short period of time, our securities could experience a substantial decrease in price, and you may be able to sell securities you purchase under this prospectus only at a substantial loss to the initial offering price.

Additional stock offerings in the future may dilute then-existing shareholders’ percentage ownership of the Company.

Given our plans and expectations that we will need additional capital in the future, we anticipate that we may need to issue additional shares of common stock or securities convertible or exercisable for shares of common stock, including convertible preferred stock, convertible notes, stock options or warrants. The issuance of additional securities in the future will dilute the percentage ownership and potentially voting power of then current stockholders and could negatively impact the price of our common stock and other securities.

10

CAUTIONARY STATEMENT REGARDING

FORWARD LOOKING STATEMENTS

This prospectus, each prospectus supplement and the information incorporated by reference in this prospectus and each prospectus supplement contain certain statements that constitute “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and the negative and plural forms of these words and similar expressions are intended to identify forward looking statements, but are not the exclusive means of identifying such statements. Those statements appear in this prospectus, any accompanying prospectus supplement and the documents incorporated herein and therein by reference, particularly in the section titled “Risk Factors,” and include statements regarding the intent, belief or current expectations of the Company and management that are subject to known and unknown risks, uncertainties and assumptions.

This prospectus, any prospectus supplement and the information incorporated by reference in this prospectus and any prospectus supplement also contain statements that are based on the current expectations of our Company and management. You are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors.

Because forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Commission, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of securities offered by this prospectus will be used for general corporate purposes, which may include operating expenses, working capital to improve and promote our commercially available products and service offerings, advance product and service offering candidates, future acquisitions or share repurchases, expand our market presence and commercialization, general capital expenditures and satisfaction of debt obligations. ~~We~~  Depending on the sales price of securities offered by this prospectus, we may not be able to raise the maximum offering amount and the Company will have significant discretion in the use and priority of uses of any net proceeds. The net proceeds may be invested temporarily in interest-bearing accounts and investment grade short-term interest-bearing securities until they are used for their stated purpose. We may provide additional information on the use of the net proceeds from the sale of the offered securities in an applicable prospectus supplement relating to the offered securities.

~~10~~11

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to incorporate by reference the information we file with them under certain conditions, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and any information that we file subsequent to this prospectus with the Commission will automatically update and supersede this information. Our Exchange Act reports are filed under Commission file number 0-29923. The documents we are incorporating by reference are as follows:

Our annual report on Form 10-K for the year ended December 31, 2019, filed with the Commission March 30, 2020;

Our current reports on Form 8-K filed with the Commission on April 6, 2020, April 27, 2020, May 4, 2020, May 8, 2020, June 4, 2020, June 16, 2020, January 4, 2021, January 15, 2021, February 16, 2021 and Form 8-K/A filed with the Commission on July 31, 2020, and August 4, 2020;

Our quarterly report on Form 10-Q for the first quarter of 2020, filed with the Commission on May 20, 2020;

Our quarterly report on Form 10-Q for the second quarter of 2020, filed with the Commission on August 18, 2020;

Our quarterly report on Form 10-Q for the third quarter of 2020, filed with the Commission on November 16, 2020;

Our Definitive Proxy Statement on Form 14A filed with the Commission on October 1, 2020;

Our Prospectus Supplement to Prospectus dated September 2, 2020, filed with the Commission January 4. 2021;

Our Prospectus Supplement to Prospectus dated September 2, 2020, filed with the Commission January 15. 2021.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of this prospectus until the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference into this prospectus. These documents that we file later with the Securities and Exchange Commission and that are incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Do not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

~~34~~35